                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D/A
                                (RULE 13D-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. 2)*


                                 Riscorp, Inc.
--------------------------------------------------------------------------------
                               (Name of issuer)

           Shares of Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                   767597107
          ------------------------------------------------------------
                                (CUSIP number)

    Seth W. Hamot, 121-B Tremont Street, Brighton, MA 02135 (617) 787-2940
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                April 29, 1999
          ------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-(e), 240.13d-1(f) or 204.13(d)-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule. See (S)240.13d-7 for other parties to whom copies are to be sent.


                      (Continued on the following pages)

                             (Page 1 of 18 Pages)
                       ________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seth W. Homot
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Seth W. Hamot                811,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Seth W. Hamot                 10,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Seth W. Hamot                811,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Seth W. Hamot                 10,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Seth W. Hamot               821,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Costa Brava Partnership II Limited Partnership (04-3387028)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Costa Brava II               766,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          Costa Brava II               766,300
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Costa Brava II               766,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.37%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Roark, Rearden & Hamot Inc (04-3242639)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Roark, Rearden & Hamot Inc.       766,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          Roark, Rearden & Hamot Inc.       766,300
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Roark, Rearden & Hamot Inc.       766,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.37%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 5 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts Uniform Transfers to Minors Act
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Seth W. Hamot, as custodian for Gideon B. Hamot under
                          the Massachusetts Uniform Transfers to Minors Act
                                                                 5,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Seth W. Hamot, as custodian for Gideon B. Hamot under
                          the Massachusetts Uniform Transfers to Minors Act
                                                                 5,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts
      Uniform Transfers to Minors Act   5,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 6 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles H. Parkhurst
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Charles H. Parkhurst           128,400
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Charles H. Parkhurst            60,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Charles H. Parkhurst           128,400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Charles H. Parkhurst            60,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Charles H. Parkhurst    188,400

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.32%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                     PAGE 7 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles H. Parkhurst, as custodian for Catherine Parkhurst under the New York Uniform Transfers to Minors Act
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Charles H. Parkhurst, as custodian for Catherine
                          Parkhurst under the New York Uniform Transfers to
                          Minors Act              15,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Charles H. Parkhurst, as custodian for Catherine
                          Parkhurst under the New York Uniform Transfers to
                          Minors Act              15,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Charles H. Parkhurst, as custodian for Catherine Parkhurst under the New
      York Uniform Transfers to Minors Act     15,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.11%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 8 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles H. Parkhurst, as custodian for Charles B. Parkhurst under the New York Uniform Transfers to Minors Act

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Charles H. Parkhurst, as custodian for Charles B.
                          Parkhurst under the New York Uniform Transfers to
                          Minors Act   30,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Charles H. Parkhurst, as custodian for Charles B.
                          Parkhurst under the New York Uniform Transfers to
                          Minors Act    30,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Charles H. Parkhurst, as custodian for Charles B. Parkhurst under the New
      York Uniform Transfers to Minors Act   30,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.21%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 767597107                                      PAGE 9 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles H. Parkhurst, as custodian for William Parkhurst under the New York Uniform Transfers to Minors Act

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Charles H. Parkhurst, as custodian for William
                          Parkhurst under the New York Uniform Transfers to
                          Minors Act   15,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Charles H. Parkhurst, as custodian for William
                          Parkhurst under the New York Uniform Transfers to
                          Minors Act   15,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Charles H. Parkhurst, as custodian for William Parkhurst under the New
      York Uniform Transfers to Minors Act   15,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.11%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          ITEM 1. SECURITY AND ISSUER

              Securities acquired: Shares of Class A Common Stock
                         Par value of $0.01 per share

                             Issuer: Riscorp, Inc.
                              One Sarasota Tower
                                   Suite 608
                             2 North Tamiami Trail
                            Sarasota, Florida 34236
                                 941-366-5015

                        ITEM 2. IDENTITY AND BACKGROUND

This Amendment No. 2 to Schedule 13D (the "Schedule 13D/A") is being filed on behalf of Seth W. Hamot (SWH), Costa Brava Partnership II Limited Partnership, a Massachusetts limited partnership (CBII), Roark, Rearden & Hamot, Inc., a Massachusetts corporation (RRH), Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts Uniform Transfers to Minors Act (GBH), Charles H. Parkhurst (CHP), Charles H. Parkhurst, as custodian for Catherine Parkhurst under the New York Uniform Transfers to Minors Act (CXP), Charles H. Parkhurst, as custodian for William Parkhurst under the New York Uniform Transfers to Minors Act (WXP), Charles H. Parkhurst as custodian for Charles B. Parkhurst under the New York Transfers to Minors Act (CBP) as an amendment to the initial statement on Schedule 13D filed with the Commission on September 29, 1998, on behalf of SWH, CBII, RRH and others, and to an Amendment No. 1 to Schedule 13D filed with the Commission on April 21, 1999, by SWH, CBII, RRH, GBH, CHP, CXP, WXP and others.

This Schedule 13D relates to shares of Class A Common Stock of the Issuer purchased by CBII, of which RRH is the general partner, SWH for his own account, GBH for his own account, CHP for his own account, CXP for her own account, WXP for his own account and CBP for his own account.

RRH, a Massachusetts corporation, is the general partner of CBII, and is located at 121-B Tremont Street, Brighton, MA 02155. Mr. Hamot is the principal of RRH. The principal occupation of Mr. Hamot is investment management, and he is a United States citizen.

The principal occupation of Mr. Parkhurst is investment management, and he is a United States citizen with an address of 93 Old Church Road, Greenwich, CT 06830.

Neither RRH, CBII, SWH, GBH, CHP, CXP, WXP, nor CBP has been convicted in a criminal proceeding during the last five years. Neither RRH, CBII, SWH, GBH, CHP, CXP, WXP nor CBP was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

As of April 29, 1999, CBII had invested $924,689.99, SWH had invested $51,913.73, GBH had invested $5,166.00, CHP had invested $225,361.25, CXP had invested $17,990.00, and WXP had invested $17,990.00, and CBP had invested $47,027.00 in shares of Class a Common Stock. The sources of all these funds were the working capital of each entity or personal funds of SWH, GBH , CHP, CXP, WXP and CBP.

ITEM 4. PURPOSE OF TRANSACTION

RRH, CBII, SWH, GBH, CHP, CXP, WXP and CBP acquired the Shares as an investment and with a view to making a profit. None of the Reporting Persons has any plans or proposals which relate to or would result in a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; b) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; c)any changes in the present manager of the Issuer; d) any change in the present capitalization of dividend policy of the issuer; e) any other material change in the Issuer's business or corporate structure; f) any change in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of registered national securities association; h) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or i) any action similar to those enumerated in this sentence.

The Reporting Persons are considering the commencement of litigation, under the legal theory of equitable subordination, against William D. Griffin, RISCORP Group Holding Company, L.P. and the William D. Griffin Family Limited Partnership (the general partners of which are Gryphus Company I and Gryphus Company II), which as a group own over 91% of the Class B shares of the Issuer. The reporting persons are also considering other legal strategies.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As of April 29, 1999, SWH is the beneficial owner of 45,000 shares and may be deemed beneficial owner of 821,300 shares of Class A Common Stock of the Issuer or 5.76% of the shares outstanding; (ii) CBII is beneficial owner of and RRH may be deemed the beneficial owner of 766,300 shares of Class A Common Stock of the Issuer or 5.37% of the shares outstanding; (iii) GBH is the beneficial owner of 5,000 shares of Class A common stock of the Issuer or 0.04% of the shares outstanding; (iv) CHP is the beneficial owner of 128,400 shares and may be deemed beneficial owner of 188,400 shares of Class A common stock of the Issuer or 1.32% of the shares outstanding; (v) CXP is the beneficial owner of 15,000 shares of Class A common stock of the Issuer or 0.11% of the shares outstanding; (vi) WXP is the beneficial owner of 15,000 shares of Class A common stock of the Issuer or 0.11% of the shares outstanding; and (vii) CBP is the beneficial owner of 30,000 shares of Class A common stock of the Issuer or 0.21% of the shares outstanding. The amount of shares beneficially owned has been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of SWH, RRH, CBII, GBH, CHP, CXP, WXP and CBP on April 29, 1999 is based upon 14,258,671 outstanding shares of Common Stock as of March 19, 1999 as reported in the Issuer's Annual Report filed with the Commission on March 23, 1999.

--------------------------------------------------------------------------------------------------------------
                                          Number of                         Number of
                         Aggregate      Shares: Sole      Number of        Shares: Sole
                          Number          Power to      Shares: Shared       Power to       Approx.
     Filing Party        of Shares          Vote         Power to Vote       Dispose      Percentage*
-----------------------------------------------------------------------------------------------------
SWH                       821,300           811,300       10,000             811,300         5.76%
-----------------------------------------------------------------------------------------------------
CBII                      766,300           766,300                          766,300         5.37%
-----------------------------------------------------------------------------------------------------
RRH                       766,300           766,300                          766,300         5.37%
-----------------------------------------------------------------------------------------------------
GBH                         5,000             5,000                            5,000         0.04%
-----------------------------------------------------------------------------------------------------
CHP                       188,400           128,400       60,000             128,400         1.32%
-----------------------------------------------------------------------------------------------------
CXP                        15,000            15,000                           15,000         0.11%
-----------------------------------------------------------------------------------------------------
WXP                        15,000            15,000                           15,000         0.11%
-----------------------------------------------------------------------------------------------------
CBP                        30,000            30,000                           30,000         0.21%
-----------------------------------------------------------------------------------------------------

* Based upon 14,258,671 outstanding shares of Common Stock as of March 19, 1999 as reported in the Issuer's Annual Report filed with the Commission on March 23,
1999.
-----------------------------------------------------------------------------------------------------

c)  Transactions in the Issuer's securities by CBII, SWH, GBH, CHP, CXP,
WXP and CBP during the last sixty days. All transaction occurred on the NASDAQ OTC market.

Date           Purchase/Sale       # of Shares    Price per share ($)
---------------------------------------------------------------------
For  CBII
---------
3/29/99           P                  5,000           $   1.25
3/28/99           P                  5,000           $   1.28
3/29/99           P                  2,000           $   1.38
3/29/99           P                  3,000           $   1.44
3/29/99           P                 10,000           $   1.47
4/29/99           P                 10,000           $   1.48

For CHP
-------
4/29/99           P                    400           $   1.55
4/19/99           P                 10,000           $   1.54
4/12/99           P                  5,000           $   1.47
4/6/99            P                  4,000           $   1.49
4/6/99            P                  5,000           $   1.47
4/6/99            P                  2,000           $   1.49

4/6/99            P                  3,000           $   1.49
4/5/99            P                  1,000           $   1.40
4/5/99            P                  4,000           $   1.46
4/5/99            P                  5,000           $   1.46
4/5/99            P                  1,000           $   1.41
4/5/99            P                  4,000           $   1.47
4/1/99            P                  2,000           $   1.33


For CXP
-------
4/15/99           P                  5,000           $   1.54

For WXP
-------
4/15/99           P                  5,000           $   1.54

For CBP
-------
4/21/99           P                 10,000           $   1.54
4/20/99           P                 10,000           $   1.63
4/19/99           P                  5,000           $   1.54
4/15/99           P                  5,000           $   1.54

d) NA

e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NA

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7(a): Joint Filing Agreement

                                   SIGNATURE

     After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1999


                              /s/ Seth W. Hamot
                              -----------------------------------
                              Seth W. Hamot

                              Costa Brava Partnership II Limited Partnership

                              By: Roark, Rearden & Hamot, Inc., its general
                                  partner


                                  By: /s/ Seth W. Hamot
                                     ----------------------------
                                      Seth W. Hamot
                                      Its: President

                              Roark, Rearden & Hamot, Inc.

                                   By: /s/ Seth W. Hamot
                                      ---------------------------
                                       Seth W. Hamot
                                       Its: President

                              /s/ Seth W. Hamot
                              -----------------------------------
                              Seth W. Hamot, as custodian for Gideon B. Hamot under the Massachusetts Uniform Transfers to Minors Act




                              /s/ Charles H. Parkhurst
                              -----------------------------------
                              Charles H. Parkhurst


                              /s/ Charles H. Parkhurst
                              -----------------------------------
                              Charles H. Parkhurst, as custodian for Catherine Parkhurst under the New York Uniform Transfers to Minors Act



                              /s/ Charles H. Parkhurst
                              -----------------------------------
                              Charles H. Parkhurst, as custodian for William Parkhurst under the New York Uniform Transfers to Minors Act




                              /s/ Charles H. Parkhurst
                              -----------------------------------
                              Charles H. Parkhurst, as custodian for Charles
                              B. Parkhurst under the New York Uniform Transfers to Minors Act